SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, January 2012

Commission File Number 001-35400

Just Energy Group Inc.

(Translation of registrant’s name into English)

6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F                          Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated January 26, 2012.

Document 1

TSX: JE

NYSE: JE

JUST ENERGY GROUP INC. TO BEGIN TRADING ON

THE NEW YORK STOCK EXCHANGE

ON JANUARY 30, 2012

TORONTO, January 26, 2012 – Just Energy Group Inc. (NYSE: JE) (TSX: JE) is pleased to announce that its common shares have been approved for listing and trading on the New York Stock Exchange (“NYSE”) commencing on January 30, 2012 under the trading ticker symbol “JE”. The Company’s common shares will continue to be listed for trading in Canada on the Toronto Stock Exchange under the same symbol.

Ken Hartwick, Just Energy’s President and Chief Executive Officer, stated: “As we currently have more sales in the United States than Canada, it is the right time for the Company to take this step to list on the NYSE, one of the world’s premier securities markets. We believe the move to the NYSE will provide greater access to capital markets and provide a platform for anticipated future growth. Just Energy looks forward to the opportunity to broaden its investor base through the NYSE and to actively bringing the Just Energy story to U.S. investors as our business continues to expand.”

Rebecca MacDonald, Just Energy’s Executive Chair, added: “We are very pleased to commence our NYSE listing, which we expect will provide a more liquid and transparent market for our U.S. investors. The NYSE is the largest, most liquid market in the world and we are excited about the opportunities our listing presents for us as we continue to execute our business strategy.”

About Just Energy

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp., is a solar project development platform with projects in New Jersey, Pennsylvania and Massachusetts.

Additional information on Just Energy’s operations, financial results or dividend levels are included in Just Energy’s Management’s Discussion and Analysis, annual information form and other reports on file with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, which can be accessed through SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively, or through Just Energy’s website at www.justenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

or

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Date: January 26, 2012	By:	/s/ Jonah T. Davids
	Name:	Jonah T. Davids
	Title:	Vice-President and General Counsel

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